SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Annual Report on

FORM 11-K

For the fiscal year ended December 31, 2000

Commission file number 0-18287

_______________

ORBITAL SCIENCES CORPORATION
(Exact name of registrant as specified in charter)

Delaware	06-1209561

(State of Incorporation of Registrant)	(I.R.S. Employer I.D. No.)

21700 Atlantic Boulevard
Dulles, Virginia 20166
(Address of principal executive offices)

(703) 406-5000
(Registrant’s telephone number)

DEFERRED SALARY AND PROFIT SHARING PLAN FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION

(Full Title of the Plans)

Report of Independent Accountants

To the Participants and Administrator of the
    Deferred Salary and Profit Sharing Plan for
    Employees of Orbital Sciences Corporation

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) at December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

McLean, Virginia
June 26, 2001

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2000	1999

Investments	$209,694,280	$225,479,716

Contributions receivable:

Participant	484,573	2,976

Company	153,242	1,836,289

Net assets available for benefits	$210,332,095	$227,318,981

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2000

Investment income (depreciation)

Net depreciation in fair value of investments	$(29,231,812)

Interest on investment contracts	3,360,259

Interest on participant loans	500,123

Net investment income (depreciation)	(25,371,430)

Contributions:

Participant	16,520,519

Company	6,558,480

Transfers to the Plan, net	158,119

Total contributions	23,237,118

Net investment income (depreciation) and contributions	(2,134,312)

Deductions from net assets attributable to:

Benefits paid to participants	14,809,421

Administrative expenses	43,153

Total benefits paid and administrative expenses	14,852,574

Net decrease in net assets available for benefits	(16,986,886)

Net assets available for benefits, beginning of year	227,318,981

Net assets available for benefits, end of year	$210,332,095

See accompanying notes to financial statements.

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF THE PLAN

The following description of the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a voluntary defined contribution plan that is intended to constitute a tax-qualified profit sharing plan under Section 401(a) of the Internal Revenue Code (the “Code”). All U.S domestic employees of Orbital Sciences Corporation (the “company”) other than employees of Magellan Corporation, a majority-owned subsidiary of the company, who are scheduled to work 1,000 hours during a 12-consecutive month period, or are not so scheduled but in fact complete a year of service for participation (“Plan Year”), and have attained the age of 21, are eligible to participate in the Plan. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”). The Plan is administered by the company.

Contributions

Participants may contribute up to 15% of their total eligible compensation on a pre-tax basis, subject to certain annual limitations under the Plan and the Code. Participants are also permitted to make employee contributions to the Plan on an after-tax basis up to 19%, including pre-tax contributions, of eligible compensation.

The Plan provides for company matching and profit-sharing contributions. Both of these contributions are at the company’s discretion. The company’s matching contribution is based on the amount and rate of salary-deferral contributions. In 2000, the company matched 100% of each dollar of participant contributions up to 4% of the participant compensation. Each year the company decides the amount, if any, of its profit-sharing contribution. The company profit-sharing contribution is calculated as a percentage of gross pay. No profit-sharing contribution was made by the company for 2000.

Participants direct the investment of their contributions, employer matching contributions, and employer discretionary contributions into various investment options offered by the Plan. The Plan currently offers nine pooled separate accounts, an investment contract with guaranteed rate of return and company stock.

The Plan also allows participants to make rollover contributions from other tax qualified plans. Rollover contributions are included in the accompanying financial statements as a component of employee contributions.

Participants’ Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant’s account is credited with the participant’s contributions, transfers, rollovers, company contributions and Plan earnings, and is charged with an allocation of administrative expenses. Allocations of administrative expenses are based on participants’ contributions, earnings or account balances, as applicable as defined in the Plan document. Participants are entitled to a benefit equal to the vested portion of their participant account.

Vesting

Participants are immediately vested in their voluntary contributions and rollovers plus actual earnings thereon. For participants who separated from service prior to January 1, 2000, the company’s matching and discretionary contributions, plus earnings thereon, vested equally over a period of five years. For participants actively employed or hired on or after January 1, 2000, the company’s matching and discretionary contributions, plus earnings thereon, vest equally over a period of three years. Participants vest immediately upon death or long-term disability.

Forfeitures

Forfeitures by terminated employees of nonvested employer contributions are held in a separate account and are used to offset either future employer contributions or administrative expenses of the Plan. In 2000, company contributions were reduced by $265,730 from forfeited nonvested accounts.

Payment of Benefits

Upon termination of service, death, long-term disability, attainment of age 59 1/2 or qualified financial hardship, a participant may elect to receive either a lump-sum amount equal to the vested value of the participant’s account or annual installments over a determined period, as defined in the Plan document. Participants may also withdraw their vested account balances while still in service of the company, as defined in the Plan document.

Termination of Plan

Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Participants may borrow from their respective participant accounts up to the lesser of 50% of their vested balance or $50,000 reduced by their highest outstanding loan balance in the past twelve months. Loan terms generally may not exceed five years. Loans for the purchase of a primary residence may not exceed ten years. The loans are made using an interest rate commensurate with local prevailing rates as determined by the Plan.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value, except for the CIGNA Fixed Income Fund investment contract, which is valued at contract value. Quoted market prices as of December 31, 2000 and 1999, respectively, are used to value pooled separate accounts. The company stock fund is valued at its year end closing price. Participant loans receivable are carried at cost, which approximates fair market value. Purchases and sales of securities are recorded on a trade-date basis.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The Plan document provides that administrative expenses may be paid by either the Plan or the company. For the year ended December 31, 2000, certain administrative services, such as audit and legal fees and Plan management costs, were provided by the company at no cost to the Plan. Direct transaction expenses are paid by the Plan and are either netted against investment income or recorded as a deduction from net assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Such estimates include those regarding fair value. Actual results may differ from those estimates.

New Accounting Pronouncement

Effective in 2001, the Plan may be required to adopt the Financial Accounting Standards Board Statement of Financial Accounting Standard No. 133, “Accounting for Certain Derivative Instruments and Certain Hedging Activities” (“SFAS No. 133”) which requires that an entity recognize all derivatives and measure those instruments at fair value. Management has not yet been able to determine the impact of SFAS No. 133 on the Plan’s financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide, “Audits of Employee Benefit Plans,” and Statement of Position 94-4, “Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans,” requiring benefit-responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS No. 133 will have on the Plan financial statements. The carrying value of those instruments is $60,094,611 at December 31, 2000. The actual impact of adopting SFAS No. 133 on the Plan’s net assets available for benefits will be determined based on the derivative positions and hedging relationships at the date of adoption.

NOTE 3 – FEDERAL INCOME TAXES

The Internal Revenue Service has determined and informed the company by letter dated September 14, 1995 that the Plan and its underlying trust qualify under the applicable provisions of the Code and therefore are exempt from Federal income tax. The Plan has been amended since receiving the September 1995 determination letter. However, the company believes that the Plan design and operations remain in compliance with the applicable requirements of the Code and, therefore, believes that the Plan remains qualified and the related trust remains tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 4 – INVESTMENTS

The following investments represent 5% or more of the Plan’s total net assets available for benefits as of December 31:

	2000	1999

Investments at fair value:

Fidelity Equity Income II Fund Account	$21,090,621	$21,202,644

Vanguard Growth & Income Fund Account	35,202,618	40,681,144

Fidelity Advisor Growth Opportunities Fund Account	30,029,946	42,451,148

Janus Worldwide Fund Account	21,198,519	22,344,029

Investments at contract value:

CIGNA Fixed Income Fund Account	$60,094,611	$56,381,678

During 2000, the Plan’s investments at fair value (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Investments at fair value:
Pooled separate accounts	$(20,664,342)

Common stock	(8,567,470)

Net change in fair value	$(29,231,812)

NOTE 5 – DEPOSIT WITH INSURANCE COMPANY

The Plan participates in a contract via an investment in the CIGNA Fixed Income Account. For the Plan’s investment in the CIGNA Fixed Income Account, the Plan was credited with interest at the rate specified in the contract. The effective yield for the six-month periods ended June 30, 2000 and December 31, 2000 was 6.15%. The guaranteed rate of return is stated semi-annually and is guaranteed against change for a six-month period.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Plan’s investments are held by CIGNA in an investment contract, pooled separate accounts which invest in various mutual funds, and in Orbital Sciences Corporation Common Stock. CIGNA is the trustee and the company is the Plan Sponsor as defined by the Plan. Thus, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Purchases of $3,233,157 and sales of $1,452,811 of Orbital Sciences Corporation Common Stock were made during 2000. The market value of Orbital Sciences Corporation Common Stock at December 31, 2000 and 1999 was $2,965,426 and $9,779,470, respectively.

NOTE 7 – RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2000 to the Form 5500:

Net assets available for benefits per the financial statements	$210,332,095

Less amounts payable to withdrawing participants	(6,415)

Net assets available for benefits per the Form 5500	$210,325,680

NOTE 8 – SUBSEQUENT EVENT

Effective January 1, 2001, the company’s matching contribution will be funded through shares of the company’s common stock in place of cash contributions. Company matches are discretionary and are made quarterly. The number of shares of common stock contributed to each employee’s account is equal to $1.00 for every pre-tax dollar contributed by each eligible employee (up to 4% of such employee’s eligible compensation) divided by the fair market value of the company’s common stock on the last business day of each quarter.

ADDITIONAL INFORMATION
SCHEDULE I

DEFERRED SALARY AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
ORBITAL SCIENCES CORPORATION
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000

Identity of Issue	Asset Description	Cost	Market Value

* Connecticut General Life Insurance Company Retirement & Investment Services Fixed Income Fund Account	Investment Contract, 6.15% stated interest rate	$60,094,611	$60,094,611

Vanguard Wellington Fund Account	Pooled Separate Contract	6,435,370	7,595,545

Fidelity Equity —Income II Fund Account	Pooled Separate Contract	15,608,502	21,090,621

Vanguard Growth and Income Fund Account	Pooled Separate Contract	29,566,928	35,202,618

Fidelity Advisor Growth Opportunities Fund Account	Pooled Separate Contract	27,411,542	30,029,946

PBHG Growth Fund Account	Pooled Separate Contract	13,136,786	9,813,073

Warburg Pincus Advisor Emerging Growth Fund	Pooled Separate Contract	7,104,572	7,416,162

Janus Worldwide Fund Account	Pooled Separate Contract	20,121,435	21,198,519

Small Company Stock —Value I Fund Account	Pooled Separate Contract	3,319,262	4,021,439

Warburg Pincus Advisor International Equity Fund Account	Pooled Separate Contract	4,222,824	4,088,987

* Orbital Sciences Corporation	Common Stock	12,596,804	2,965,426

* Participant Loans	Participant Loans, interest rates ranging

	from 6.00% to 16.01% and maturity dates

	ranging from January 2001 to January 2011	—	6,177,333

			$209,694,280

*    Denotes a party-in-interest.

SIGNATURE

      Pursuant to the requirement of the Securities Exchange Act of 1934, Orbital Sciences Corporation, the administrator of the employee benefit plan covered by this Report on Form 11-K, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ORBITAL SCIENCES CORPORATION, Plan Administrator for the Deferred Salary and Profit Sharing Plan for Employees of Orbital Sciences Corporation

June 29, 2001	By:	/s/ Hollis M. Thompson

Hollis M. Thompson

Vice President and Corporate Controller

EXHIBIT INDEX

Exhibit 23       Consent of PricewaterhouseCoopers LLP (transmitted herewith)